Mizen Funeral Home and Cremation Service

Our family serving your family, all faiths and the community as one, helping to bring closure in a dignified and professional manner.

Problem worth solving

There are many details that are often overlooked. The difference between something good and something great is attention to detail. Details make perfection, and perfection is not a detail. Let's not overlook the details.

Our solution

Quality is never an accident; it is always the result of high intention, sincere effort, intelligent direction and skillful execution; it represents the wise choice of many alternatives. Attention to detail is the hallmark of success.

Target market


9K
Prospects
Age 65 and Older
Age 45 -65

Market size $44.3M

Competitive landscape

Competitors	**How our solution is better**
Lambert Funeral Home	Competitive Advantage
Phaneuf Funeral Home	More personal attention
French & Rising	Lower Price
Rivet Funeral Home	First and only funeral home in town

Funding needed $250K

Start up capital, property lease, equipment purchase, furnishings, payroll, and applicable local and state permits.

Sales channels

- Civic Stewardship
- Website
- Direct Advertisement
- Presentation Seminars
- Corporate Sponsorship

Marketing activities

- Website and social media interaction
- Advertise online and print media
- Sponsor civic educational seminars
- Host charitable organization events
- Attend trade shows and marketing events

Financial Projections



$319K
$507K
$640K
$748K
$883K
FY'20
FY'21
FY'22
FY'23
FY'24

Revenue



$317K
$329K
$408K
$473K
$505K
FY'20
FY'21
FY'22
FY'23
FY'24

Expenses & Costs



$3K
$178K
$232K
$276K
$378K
FY'20
FY'21
FY'22
FY'23
FY'24

Profit

Milestones

Due Date	Milestone
October 15, 2019	Start publicity campaign
October 30, 2019	Purchase utility vehicle
November 1, 2019	Launch funeral home website
November 1, 2019	Building improvements
November 1, 2019	Network with nonprofits

Team and Key Roles

Aaron J. Mizen

Funeral Director

Cynthia A. Mizen

Administrator

Future Hire

Funeral Assistant